Exhibit 3.5

CERTIFICATE OF FORMATION

OF

PFPC McCALL INVESTMENT LLC

1. Name. The name of the limited liability company formed hereby is PFPC McCall Investment LLC (the “LLC”).

2. Registered Office and Registered Agent. The address of the registered office of the LLC required to be maintained in the state of Delaware by Section 18-104 of the Delaware Limited Liability Company Act, is: 160 Greentree Drive, Suite 101, County of Kent, Dover, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

3. Effective Date. This Certificate of Formation shall be effective upon its filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 6th day of September, 2007.

By:	Potlatch Forest Products Corporation, sole member

By:	/s/ Michael S. Gadd
Michael S. Gadd, Corporate Secretary